UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29857 / November 8, 2011

_____

In the Matter of   :
                                                                                    :
SEPARATE ACCOUNT VA GG   :
Transamerica Life Insurance Company   :
4333 Edgewood Road NE   :
Cedar Rapids, Iowa 52499-0001   :
                                                                                    :
(811-22477)   :

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Separate Account VA GG ("Applicant"), an investment company registered under the
Investment Company Act of 1940 ("1940 Act"), filed an application on August 26, 2011
under section 8(f) of the 1940 Act, requesting an order declaring that it has ceased to be
an investment company.

On September 30, 2011, a notice of filing of the application was issued (Investment
Company Act Release No. 29826). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of Separate Account VA GG (811-22477) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary